United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OMB Number 3235-0145
ENERGIZER HOLDINGS INC
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
29266R 10 8
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
√	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29266R 10 8

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  STIRITZ WILLIAM P.

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Citizenship or Place of Organization

  U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  3,787,589 (1) (2)

  Shared Voting Power

  0

  Sole Dispositive Power

  3,787,589 (1) (2)

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  3,787,589(1)(2)

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  6.5

  Type of Reporting Person (See Instructions)

  IN

Footnotes:

(1) Includes 709,583 shares owned by spouse of which Reporting Person disclaims beneficial ownership.
(2) Includes 1,579,000 shares under four Variable Forward Contract transactions entered into in 2005.

Item 1.

  Name of Issuer

  Energizer Holdings, Inc.

  Address of Issuer's Principal Executive Offices

  533 Maryville University Drive
  St. Louis, MO 63141

Item 2.

  Name of Person Filing

  William P. Stiritz

  Address of Principal Business Office or, if None, Residence

  800 Market Street
  Suite 2900
  St. Louis, MO 63101

  Citizenship

  U.S. Citizen

  Title of Class of Securities

  Common Stock

  CUSIP Number

  29266R 10 8

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  3,787,589(1)(2)

  Percent of class:

  6.5

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    3,787,589(1)(2)

    Shared power to vote or to direct the vote:

    0

    Sole power to dispose or to direct the disposition of:

    3,787,589(1)(2)

    Shared power to dispose or to direct the disposition of:

    0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date
/s/ William P. Stiritz
Signature
William P. Stiritz
Reporting Person
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Footnotes:

(1) Includes 709,583 shares owned by spouse of which Reporting Person disclaims beneficial ownership.
(2) Includes 1,579,000 shares under four Variable Forward Contract transactions entered into in 2005.